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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                Huffy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    444356109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Daniel Gilbert and David Katzman
                          c/o Camelot Ventures, L.L.C.
                       100 Galleria Officentre, Suite 419
                           Southfield, Michigan 48034
                                 (248) 827-3397
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 444356109

---------------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons............................................................              Daniel Gilbert
         I.R.S. Identification Nos. of above persons (entities only)

---------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)...................................................................................                         [ ]
         (b)...................................................................................                         [X]

---------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only..........................................................................

---------------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)....................................................                      BK, AF

---------------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)...                         [ ]

---------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization..................................................    United States of America

---------------------------------------------------------------------------------------------------------------------------

                           7.       Sole Voting Power.......................................................         0
Number of
Shares                     -------------------------------------------------------------------------------------------
Beneficially               8.       Shared Voting Power.....................................................   768,900
Owned by Each
Reporting                  -------------------------------------------------------------------------------------------
Person With:               9.       Sole Dispositive Power..................................................         0

                           -------------------------------------------------------------------------------------------
                           10.      Shared Dispositive Power................................................   768,900

----------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person...........................               768,900

----------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...                   [ ]

----------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11).....................................                  5.2%

----------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)............................................                    IN

----------------------------------------------------------------------------------------------------------------------

CUSIP No. 444356109

---------------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons............................................................               David Katzman
         I.R.S. Identification Nos. of above persons (entities only).

---------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)...................................................................................                         [ ]
         (b)...................................................................................                         [X]

---------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only..........................................................................

---------------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)....................................................                      BK, AF

---------------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)...                         [ ]

---------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization..................................................    United States of America

---------------------------------------------------------------------------------------------------------------------------

                           7.       Sole Voting Power....................................................            0
Number of
Shares                     -------------------------------------------------------------------------------------------
Beneficially               8.       Shared Voting Power..................................................      768,900
Owned by Each
Reporting                  -------------------------------------------------------------------------------------------
Person With:               9.       Sole Dispositive Power...............................................            0

                           -------------------------------------------------------------------------------------------
                           10.      Shared Dispositive Power.............................................      768,900

----------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person.................................         768,900

----------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).........             [ ]

----------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)...........................................            5.2%

----------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)..................................................              IN

----------------------------------------------------------------------------------------------------------------------

CUSIP No. 444356109

---------------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons................................................................Camelot Ventures, L.L.C.
         I.R.S. Identification Nos. of above persons (entities only)

---------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)...................................................................................                         [ ]
         (b)...................................................................................                         [X]

---------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only..........................................................................

---------------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)....................................................                          BK

---------------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)...                         [ ]

---------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization..................................................           State of Michigan

---------------------------------------------------------------------------------------------------------------------------

                           7.       Sole Voting Power..............................................            768,900
Number of
Shares                     -------------------------------------------------------------------------------------------
Beneficially               8.       Shared Voting Power............................................                  0
Owned by Each
Reporting                  -------------------------------------------------------------------------------------------
Person With:               9.       Sole Dispositive Power.........................................            768,900

                           -------------------------------------------------------------------------------------------
                           10.      Shared Dispositive Power.......................................                  0

----------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person..............................            768,900

----------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)......                [ ]

----------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)........................................               5.2%

----------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)...............................................                 OO

----------------------------------------------------------------------------------------------------------------------

CUSIP No. 444356109

ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $1.00 per share ("Common Stock"), of Huffy Corporation, an Ohio corporation ("Huffy"). The address of Huffy's principal executive offices is 225 Byers Road, Miamisburg, Ohio 45342.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Daniel Gilbert, David Katzman and Camelot Ventures, L.L.C., a manager-managed Michigan limited liability company ("Camelot"), who are collectively referred to in this Schedule as the "Reporting Persons" and individually as a "Reporting Person". Daniel Gilbert and David Katzman are the managers and sole and equal members of Camelot. Each of Daniel Gilbert's and David Katzman's present principal occupation or employment is private investor. Camelot's principal business is being a private venture capital firm. Daniel Gilbert's principal business address is 20555 Victor Parkway, Livonia, Michigan 48152. David Katzman's and Camelot's principal business address is 100 Galleria Officentre, Suite 419, Southfield, Michigan 48034.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Daniel Gilbert and David Katzman are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Camelot acquired beneficial ownership of the Common Stock it holds through a brokerage account at UBS PaineWebber Inc. (the "Brokerage Account"), using the proceeds of its revolving credit facility from Comerica Bank (the "Revolving Credit Facility"). The Brokerage Account is subject to a client agreement between Camelot and the brokerage firm (the "Client Agreement"). From time to time, the brokerage firm may extend margin credit to Camelot under the terms of the brokerage account. No margin loans have been made through the Brokerage Account to acquire the Common Stock reported in this schedule as beneficially owned by the Reporting Persons.

         The Revolving Credit Facility is provided to Camelot pursuant to a Promissory Note and a Side Letter, both dated May 15, 2003, between Camelot and Comerica Bank (together, the "Loan Agreement"). Under the Loan Agreement, Comerica Bank may, but is not obligated to, lend Camelot amounts it requests from time to time, up to $30,000,000, if no default exists. Amounts outstanding under the Revolving Credit Facility must be repaid on or before May 15, 2004. The principal amount outstanding bears interest, at Camelot's election, either
(1) at

CUSIP No. 444356109

Comerica Bank's Prime Rate less 3/4%, or (2) at a reserve adjusted eurodollar rate plus 1.25%. The Revolving Credit Facility is guaranteed by Daniel Gilbert and David Katzman. As of June 4, 2003, Camelot had $20,410,000 in borrowings under the Revolving Credit Facility.

         Camelot used $4,420,351 to acquire the Common Stock reported in this schedule as beneficially owned by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock beneficially owned by them for investment purposes, because they believe that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of Huffy's underlying business and assets. As a substantial shareholder of Huffy, the Reporting Persons expect and intend to explore and be receptive to opportunities to enhance the value of the Common Stock beneficially owned by the Reporting Persons.

         In addition, the Reporting Persons may encourage Huffy to explore strategic alternatives to increase shareholder value and, depending on Huffy's response, may consider pursuing such alternatives on their own or with third parties. However, the Reporting Persons currently have no specific plans or proposals with respect to these matters.

         Subject to market conditions and other factors that the Reporting Persons may deem material to their investment decisions, each of the Reporting Persons may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. Each of the Reporting Persons intends to review on a continuing basis various factors relating to his or its investment in Huffy, including Huffy's business and prospects, the price and availability of Huffy's securities, subsequent developments affecting Huffy, other investment and business opportunities available to the Reporting Person, his or its general investment and trading policies, market conditions or other factors. Based on these factors, each of the Reporting Persons may determine to dispose of some of all of his or its Common Stock, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by Huffy), distribution to members of Camelot, gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Persons pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Each Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he or it determine such acquisition or disposal is not in his or its best interests at that time.

         Other than as described above, none of the Reporting Persons has any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him or it of securities of Huffy, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Huffy or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Huffy or any of its subsidiaries, (d) any change in the present Board of Directors or management of Huffy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Huffy's

CUSIP No. 444356109

present capitalization or dividend policy, (f) any other material change in Huffy's business or corporate structure, (g) any changes in Huffy's Amended Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition of control of Huffy by any person, (h) causing a class of securities of Huffy to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Huffy's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of June 9, 2003 are as follows:

                    Number       Percent*
                    ------       -------
Daniel Gilbert    768,900 **       5.2%
David Katzman     768,900 **       5.2%
Camelot           768,900 **       5.2%

*Based on the 14,714,333 shares of Common Stock reported as outstanding as of April 9, 2003 in Huffy's Quarterly Report on Form 10-Q for the quarter ended March 29, 2003.

**Includes 768,900 shares held in the Brokerage Account by Camelot. Daniel Gilbert and David Katzman are the managers and sole and equal members of Camelot, and, therefore, share voting and investment power over the shares of Common Stock Camelot holds. The Reporting Persons might constitute a group, although the Reporting Persons disclaim the existence of a group.

         (b) Camelot has sole voting and investment power over the 768,900 shares of Common Stock owned by it. Daniel Gilbert and David Katzman, as the managers and equal members of Camelot, share voting and investment power over the 768,900 shares of Common Stock owned by Camelot.

         (c) The Reporting Persons effected the following purchases of shares of Common Stock in open market transactions since March 25, 2003 (more than 60 days before the Reporting Persons became the beneficial owners of five percent of the Company's Common Stock on May 28, 2003):

 Name       Transaction Date        Shares      Price Per Share*
 ----       ----------------        ------      ----------------
Camelot         03/25/03            10,000            $5.21
Camelot         03/26/03            18,000            $5.11
Camelot         03/27/03             7,300            $5.10
Camelot         03/31/03             7,700            $4.94
Camelot         04/01/03             8,400            $5.12
Camelot         04/02/03            10,000            $5.33
Camelot         04/04/03            66,800            $5.69
Camelot         04/07/03            47,700            $5.69

CUSIP No. 444356109

 Name       Transaction Date        Shares      Price Per Share*
 ----       ----------------        ------      ----------------
Camelot         04/08/03             18,400           $5.73
Camelot         04/09/03             10,800           $5.59
Camelot         04/10/03              1,000           $5.43
Camelot         04/10/03            151,500           $5.55
Camelot         04/10/03              7,900           $5.66
Camelot         04/11/03            100,000           $5.95
Camelot         04/24/03             35,000           $5.70
Camelot         04/25/03             11,100           $5.70
Camelot         04/28/03              2,000           $5.68
Camelot         04/29/03                500           $5.70
Camelot         04/30/03              3,000           $5.77
Camelot         05/07/03             50,000           $6.21
Camelot         05/12/03              4,400           $6.16
Camelot         05/13/03             19,200           $6.21
Camelot         05/13/03              1,500           $6.20
Camelot         05/16/03             48,400           $5.99
Camelot         05/19/03             34,200           $5.61
Camelot         05/20/03             20,900           $5.57
Camelot         05/21/03                500           $5.51
Camelot         05/22/03              8,700           $5.75
Camelot         05/23/03             18,900           $5.87
Camelot         05/27/03              2,300           $6.01
Camelot         05/28/03             18,600           $6.16
Camelot         05/28/03                900           $6.08
Camelot         05/29/03              6,000           $6.17
Camelot         05/30/03              5,800           $6.24
Camelot         06/05/03              1,500           $6.30
Camelot         06/06/03             10,000           $6.27

----------------
*Including commissions.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Camelot is a party to the Brokerage Agreement and the Loan Agreement described in Item 3. Camelot also has an informal arrangement with two of its employees, Nicholas J. Pyett and Steve Cicurel, to pay each of them a bonus equal to 1% of the profit realized upon the sale of the Common Stock. Daniel Gilbert and David Katzman and first cousins and the sole managers and sole and equal members of Camelot.

CUSIP No. 444356109

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Agreement of Joint Filing among the Reporting Persons, dated as of June 9, 2003.

         99.2     Form of UBS PaineWebber Inc. Client Agreement.

         99.3 Promissory Note and Side Letter, both dated as of May 15, 2003, between Camelot Ventures, L.L.C. and Comerica Bank.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2003                       /s/ DANIEL GILBERT
                                  -----------------------------------
                                           Daniel Gilbert

Dated:  June 9, 2003                       /s/ DAVID KATZMAN
                                  -----------------------------------
                                           David Katzman

Dated:  June 9, 2003              CAMELOT VENTURES, L.L.C.

                                  By:      /s/ DAVID KATZMAN
                                       ------------------------------
                                           David Katzman

                                           Its:  President and Manager

CUSIP No. 444356109

                                  EXHIBIT INDEX

Exhibit Number and Description

99.1 Agreement of Joint Filing among the Reporting Persons, dated as of June 9, 2003.

99.2     Form of UBS PaineWebber Inc. Client Agreement.

99.3 Promissory Note and Side Letter, both dated as of May 15, 2003, between Camelot Ventures, L.L.C. and Comerica Bank.